YY Group Holding Ltd.

60 Paya Lebar Road

#05-43 Paya Lebar Square

Singapore 409051

March 12, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn:	Mr. Scott Anderegg

Ms. Lilyanna Peyser

Ms. Amy Geddes

Ms. Angela Lumley

Re:	YY Group Holding Ltd.
Amendment No.3 to Registration Statement on Form F-1
Submitted February 13, 2024
File No. 333-275486

Dear Mr. Scott Anderegg, Ms. Lilyanna Peyser, Ms. Amy Geddes, Ms. Angela Lumley,

This letter is in response to your letter on March 7, 2024, in which you provided comments to the Amendment No. 3 to the Registration Statement on Form F-1/A (the “Registration Statement”) of YY Group Holding Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on February 13, 2024. We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Exhibit 5.1, page i

1.	Please revise so that Section 8 does not apply to investors in this offering. In this regard, we note that it is inappropriate to include provisions that may operate as a disclaimer or waiver of rights. Refer to Section 14 of the Securities Act of 1933, as amended.

RESPONSE: We respectfully advise the Staff that Mourant Ozannes, the BVI counsel of the Company, has revised Section 8 of Exhibit 5.1, by revising the language from stating that “This paragraph 8 applies where an Addressee or any other person entitled to rely on this opinion is not our client (a Non-Client Addressee)” to “This paragraph 8 applies where an Addressee (or any other person entitled to rely on this opinion (other than a Purchaser) is not our client (a Non-Client Addressee). For the avoidance of doubt (and in accordance with section 14 of the Securities Act), this paragraph 8 does not apply to Purchasers.” As such, Section 8 no longer applies to investors in this offering.

Explanatory Note

2.	We note your statement that the Resale Shareholder may sell its shares after the pricing of the public offering. Please revise to state, as you do elsewhere in the prospectuses, that the Resale Shareholder will sell its shares only once such shares are listed on the Nasdaq. Also revise your disclosure on pages 9 and 105 that the resale with be “concurrent” with the initial public offering, as it appears that the Resale Shareholder will sell its shares only once the primary offering is close and the shares are listed on the Nasdaq.

RESPONSE: We respectfully advise the Staff that we have revised the Explanatory Section of the prospectus to state that the Resale Shareholder will sell its shares only once such shares are listed on the Nasdaq and our disclosure on the relevant pages throughout the prospectuses that the resale will not be concurrent with the initial public offering. Specifically, we have revised our disclosure in the Explanatory Note section from stating that (i) “The Resale Shareholder have represented to the Registrant that they will consider selling some or all of their respective Class A Ordinary Shares registered pursuant to this registration statement immediately after the pricing of the public offering […]” to “The Resale Shareholder have represented to the Registrant that they will consider selling some or all of their respective Class A Ordinary Shares registered pursuant to this registration statement immediately after the listing of the Class A Ordinary Shares on Nasdaq […]”, and (ii) removed the words “concurrently or” from the sentence “As a result, the sales of our Class A Ordinary Shares registered in this registration statement will result in two offerings by the Registrant taking place concurrently or sequentially […]” such that it now reads as “As a result, the sales of our Class A Ordinary Shares registered in this registration statement will result in two offerings by the Registrant taking place sequentially […]”

Additionally, on page 116 of the F-1/A and page Alt-1 of the Resale Prospectus, we have removed the word “concurrent” from (i) the sentence “Furthermore , each of our Directors and Executive Directors and our 5% or greater shareholders, except for the Resale Shareholder in the concurrent resale being registered in the registration statement of which this prospectus forms a part […],” and (ii) from the sentence “34,800,000 Class A Ordinary Shares will be outstanding after this offering, assuming the issuance and sale of 1,500,000 Class A Ordinary Shares in the concurrent initial public offering” respectively.

Resale Shareholder, page Alt-2

3.	Please revise to disclose the nature of any position, office, or other material relationship which the Resale Shareholder has had within the past three years with the registrant or any of its predecessors or affiliates. In addition, revise to disclose the natural persons who control the Resale Shareholder who have had a material relationship with the registrant or any of its predecessors or affiliates within three years prior to the fling of the registration statement. Refer to Item 507 of Regulation S-K. Also revise to disclose when and under what circumstances the Resale Shareholder received its shares of the registrant that are intended to be part of the resale transaction, as well as whether the Resale Shareholder is a broker-dealer, affiliate of a broker-dealer, or otherwise in the business of underwriting securities.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page Alt-2 that the Resale Shareholder has not had any position, office, or other material relationship with the registrant or any of its predecessors of affiliates.

Zhang Fan, a director, shareholder and spouse to the chairman and CEO of the Registrant, in a personal capacity, sought the expertise of the Resale Shareholder for corporate strategy and director advisory services. This engagement was formalized through a separate consulting agreement executed by the parties on December 1, 2022. The scope of work covered by this agreement included advice on internal control procedures, board-level guidance, goal alignment, succession planning, leadership development, stakeholder management, estate planning, and coordination with relevant personnel. As compensation for these consulting services, Zhang Fan agreed to provide the Resale Shares of the Registrant to the Resale Shareholder. We have revised page Alt-2 of the Resale Prospectus to disclose the circumstances under which the Resale Shareholder received these shares.

The Resale Shareholder is an indirect subsidiary of VCI Global Limited (“VCI”), a Nasdaq-listed and SEC-reporting company. It holds this position by virtue of being a direct wholly owned subsidiary of V Capital Quantum Sdn. Bhd. (“VCQ”), which, in turn, is a direct wholly owned subsidiary of V Capital Kronos Berhad, which in turn is a direct wholly owned subsidiary of VCI Global Limited. For the purposes of preparing for the initial public offering, the Registrant had previously engaged in a consulting agreement with VCQ, as disclosed in exhibit 10.11. We have revised page Alt-2 of the Resale Prospectus to disclose the relationship between the entities.

The diagram below depicts the relationship between VCI, VCQ, V Capital Kronos Berhad and the Resale Shareholder. More information pertaining to the VCI group’s corporate structure can also be found at on page 15 of VCI’s 20-F filing at:

https://www.sec.gov/ixviewer-plus/ix.xhtml?doc=/Archives/edgar/data/0001930510/000157587223000741/vcig-20221231.htm

The Resale Shareholder is not a broker-dealer, affiliate of a broker-dealer, or otherwise in the business of underwriting securities.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Fu Xiaowei
Fu Xiaowei
Chairman